SembCorp Industries

02 JUL -5 AM 10:50

02042393

Rule 12g3-2(b) File No. 825109

24 June 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

7/12

MASNET No. 2 OF 24.06.2002
Announcement No. 2

SEMBCORP INDUSTRIES LTD

SUSPENSION OF TRADING IN SEMBCORP INDUSTRIES LTD SHARES

24 June 2002

Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: The Listing Manager

Dear Sirs

SUSPENSION OF TRADING IN SEMBCORP INDUSTRIES LTD SHARES

We would be grateful if the Singapore Exchange Securities Trading Limited would grant our request to suspend trading of all the ordinary shares of S$0.25 each ("Shares") in the capital of SembCorp Industries Ltd from 9.00 am to 5.00 pm on Monday, 24 June 2002, pending an announcement to be made by SembCorp Industries Ltd.

We would further request that trading of all the Shares of SembCorp Industries Ltd resume on Tuesday, 25 June 2002 at 9.00 am.

Yours faithfully
Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 24/06/2002 to the SGX

SembCorp Industries

SEMBCORP INDUSTRIES INCREASES FOCUS ON ITS KEY BUSINESSES - THE PROPOSED PRIVATISATION OF SEMBCORP MARINE BY WAY OF A SCHEME OF ARRANGEMENT

As part of its strategy of focusing on and growing its key businesses, SembCorp Industries Ltd ("**SCI**") announces today the proposed privatisation (the "**Privatisation**") of SembCorp Marine Ltd ("**SCM**") by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 ("**Scheme**"). In consideration, SCI will pay S$1.10 in cash for each SCM share transferred to it under the Scheme.

The Privatisation will enable SCI to consolidate its position as the global leader in marine engineering.

Mr Wong Kok Siew, Deputy Chairman and CEO of SCI said, "We believe that the proposed privatisation will be a "win-win" for shareholders of both SCI and SCM. Full ownership will give SCI the financial and operational flexibility to consolidate our position as the global leader in marine engineering, expedite growth plans on a global basis and extract synergies by combining SCM with our existing offshore oil & gas unit, SMOE.

This Privatisation is expected to be earnings accretive to SCI from Year One. It will also increase focus on our key business which will be value enhancing for SCI shareholders. At the same time, we are also offering SCM shareholders an opportunity to realise their investments at a premium to recent market prices and NTA."

Rationale

The benefits of the Privatisation are:

- Strengthens SCI's focus on its key businesses

  Marine Engineering is one of SCI's key businesses. SCI is committed to focusing on and growing its key businesses. The Privatisation will strengthen SCI's focus on the marine engineering business and enable SCI to consolidate its position as the global leader in the marine engineering industry.

- Full ownership will maximise growth potential of SCI's marine engineering business

  - Increases SCI's financial and operational flexibility
    To consolidate its position as the global leader in marine engineering, SCI will continue to pursue various strategies such as its global hub strategy by extending and enhancing its global network of strategically located shipyards. The Privatisation will enable SCI to leverage on the combined financial resources of SCI's group of companies (the "**SCI Group**") to pursue such growth opportunities in the marine engineering business. Operationally, SCI will also be able to leverage on a common pool of engineering and management expertise and experience.

  - Facilitate integration of SCM and SMOE
    The Privatisation will also facilitate the integration of SCM and SMOE Pte Ltd, a subsidiary of SembCorp Utilities Pte Ltd, the wholly-owned utilities key business of SCI. SMOE is an industry leader in offshore oil & gas engineering, and its integration with SCM would strengthen SCI's position in the offshore oil & gas market.

    Financial synergies of around S$10 million before tax are anticipated annually as a result of the integration of SCM and SMOE.

- Creates value for SCI's shareholders

The Privatisation is expected to be earnings accretive to SCI from Year One. Furthermore, the elimination of one listed subsidiary from SCI's group corporate structure should also increase investor focus on SCI and increase the attractiveness of SCI's shares.

- Provides opportunity for SCM shareholders to realise investment at a premium

The Scheme will give the Scheme Shareholders the opportunity to realise their investment at a premium. The Scheme price represents a premium of approximately 23 per cent over the last transacted price of S$0.895 per SCM Share (as defined below) on the SGX-ST on June 21, 2002, being the latest trading date prior to the date of this Announcement and a premium of approximately 71 per cent to the audited net tangible assets per SCM Share as of December 31, 2001.

In addition to the abovementioned premium, SCM shareholders will also be entitled to any interim dividend that may be declared and paid by SCM to its shareholders before the Scheme becomes effective and binding.

The Scheme

As of the date of this Announcement, SCM has an issued and paid-up share capital of S$140,931,208 comprising 1,409,312,080 ordinary shares of S$0.10 each ("**SCM Shares**"). SCI holds 888,803,260 SCM Shares, representing approximately 63.07 per cent of the issued share capital of SCM.

The Scheme will be proposed in accordance with Section 210 of the Companies Act, Chapter 50 (the "**Act**") and the Singapore Code on Take-overs and Mergers (as revised with effect from January 1, 2002) (the "**Code**").

Under the Scheme:-

(1) all the issued SCM Shares (except those SCM Shares held by SCI) ("**Scheme Shares**") will be transferred to SCI. As SCI will acquire the remaining SCM Shares under the Scheme, the SCM Shares held by SCI are therefore excluded from the Scheme; and

(2) in consideration, SCI will pay S$1.10 ("**Scheme Price**") in cash for each SCM Share transferred to it.

As a result of the Scheme, SCI will hold all the issued SCM Shares and SCM will be delisted from the Singapore Exchange Securities Trading Limited ("**SGX-ST**").

The Scheme Price represents:

(1) a premium of approximately 23 per cent to the last transacted price per SCM Share on the SGX-ST of S$0.895 as of June 21, 2002 (being the last trading day of the SCM Shares on the SGX-ST prior to the date of this Announcement and hereinafter referred to as the "**Last Transacted Price**");

(2) a premium of approximately 22 per cent to the 1-month average closing price of SCM Shares traded on the SGX-ST prior to this Announcement;

(3) a premium of approximately 23 per cent to the 6-month average closing price of SCM Shares traded on the SGX-ST prior to this Announcement; and

(4) a premium of approximately 71 per cent to the audited net tangible assets per SCM Share as of December 31, 2001.

The Scheme Shares will be acquired (1) fully paid; (2) free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever; and (3) together with all rights attached thereto as of the date hereof and hereafter attaching thereto (except that in respect of any dividend {interim or special} that may be declared and paid by SCM after the date hereof and before the Scheme becomes fully effective and binding, such dividend shall remain payable to the shareholders of SCM in accordance with the articles of association of SCM and the applicable laws).

For illustrative purposes, should the interim gross dividend declared by SCM be the same as last year in the amount of S$0.015 per SCM Share, the Scheme Price would represent a premium of approximately 25 per cent to the Last Transacted Price net of such interim dividend.

Further and for the avoidance of doubt, the final and special dividend as announced on February 18, 2002 ("**Announced Dividend**") will remain payable to the shareholders of SCM who are entitled to such Announced Dividend (as per the said announcement) on June 28, 2002.

Exemption from Certain Provisions of the Code

The Securities Industry Council ("**SIC**") has confirmed that Rules 14, 15, 16, 17, 20.1, 21, 22, 28, 29 and 33.2 of the Code do not apply to the Scheme, subject to the following conditions:-

(1) the common substantial shareholders (the "**Common Substantial Shareholders**") of SCI and SCM (i.e. those holding 5 per cent or more interests in SCI and SCM) abstain from voting on the Scheme;

(2) the directors of SCI who are also directors of SCM or who are acting in concert with (i) the Common Substantial Shareholders; or (ii) SCI and its concert parties, abstain from making a recommendation on the Scheme to shareholders of SCM; and

(3) SCM appoints an independent financial adviser to advise the directors of SCM who are considered as independent for the purpose of the Scheme ("**Independent Directors**") on the Scheme.

Conditions of the Scheme

The Scheme will become binding and effective if:-

(1) the Scheme is approved by a majority in number of, representing not less than 75 per cent in nominal value of the Scheme Shares held by, the SCM shareholders (other than SCI and parties acting in concert with SCI) ("**Scheme Shareholders**"), present and voting, either in person or by proxy, at a meeting convened by order of the High Court of Singapore;

(2) the Scheme is sanctioned by the High Court of Singapore and an office copy of the order of the High Court of Singapore sanctioning the Scheme is lodged with the Registrar of Companies and Businesses in Singapore; and

(3) unless waived by the SGX-ST, the approval of the shareholders of SCI is obtained for SCI to proceed with the Privatisation at an extraordinary general meeting of SCI ("**SCI EGM**").

All Scheme Shareholders should take note that by voting in favour of the Scheme, they will be regarded as having waived their rights to a general offer from SCI and/or the parties acting or deemed to be acting in concert with SCI under the Code.

The Board of SCM will shortly appoint an independent financial adviser to advise the Independent Directors on the Scheme and the substance of such advice will be made known to the shareholders of SCM in the formal document containing the Scheme ("**Scheme Document**") which will be dispatched to the shareholders of SCM.

As at the date of this Announcement and subject to the paragraph following immediately below, SCI together with SCI's substantial shareholders (namely Temasek Holdings (Pte) Ltd and Singapore Technologies (Pte) Ltd), SCI's Directors and SCI's key subsidiaries (namely, SembCorp Utilities Pte Ltd, SembCorp Engineers & Construction Pte Ltd, SembCorp Waste Management Pte Ltd, SembCorp Logistics Pte Ltd and Singapore Food Industries Limited) hold 888,878,260 SCM Shares, representing approximately 63.07 per cent of the issued share capital of SCM and will, after the Scheme becomes effective and binding, hold 100 per cent of the issued share capital of SCM.

For confidentiality purposes, SCI has not approached certain parties which are or may be deemed to be acting in concert with it (other than the parties named in the preceding paragraph) in connection with the Scheme prior to the release of this Announcement. SCI will approach these parties in due course and make such further disclosures as soon as practicable, as required.

The substantial shareholders of SCI, namely, Temasek Holdings (Pte) Ltd and Singapore Technologies (Pte) Ltd, have each given its confirmation that it will vote in favour of the Privatisation at the SCI EGM (if convened).

Financial Effects

The financial effects of the Scheme on SCI are set out in **Appendix 1**.

SCM Options

The Scheme will be extended to all SCM Shares issued or delivered following the exercise or vesting of any options or awards granted under SCM's share-based incentive plans (collectively, "**SCM Options**") prior to the effective date of the Scheme. In addition, SCI will propose an appropriate arrangement with respect to the outstanding SCM Options to the holders thereof in order to ensure that their interests are not prejudiced by the Scheme. Details of such arrangement will be dispatched to holders of SCM options not later than the date of dispatch of the Scheme

Document. SCI confirms that in proposing such arrangement with respect to the outstanding SCM Options, it will take note of and comply with the requirements of Rule 19 of the Code.

Delisting following the Completion of the Scheme

It is the intention of SCI to make SCM its wholly-owned subsidiary. It is therefore not the intention of SCI to preserve the listed status of SCM. If the Scheme becomes effective and binding, SCI will then proceed to delist SCM from the SGX-ST.

Financial Adviser to SCI

SCI has appointed Credit Suisse First Boston (Singapore) Limited ("**CSFB**") to act as its financial adviser in connection with the Privatisation.

Confirmation of Financial Resources

CSFB confirms that sufficient financial resources are available to SCI to satisfy in full the cash consideration to be paid to the Scheme Shareholders (i.e. other than SCI) under the Scheme.

Responsibility Statement

The directors of SCI (including any who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement (other than facts relating to SCM) are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of SCI has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

Next Steps

SCM will dispatch a Scheme Document to SCM shareholders containing further information on and giving notice of the meeting to approve the Scheme in due course. For the avoidance of doubt, SCI and parties acting or deemed to be acting in concert with it will abstain from voting at that meeting.

Unless waived by the SGX-ST, the directors of SCI will convene an extraordinary general meeting of its shareholders to seek their approval for the Privatisation. Accordingly, a circular containing further information on and giving notice of the said meeting will be issued and dispatched to the shareholders of SCI in due course.

General Information

Further information on SCI and SCM is set out in **Appendix 2.**
A copy of the materials presented at the press and analysts' conference held this afternoon is attached for information.

Released on June 24, 2002

By order of the Board
SEMBCORP INDUSTRIES LTD
Linda Hoon Siew Kin
Group Company Secretary

For media and analysts enquiries, please contact:

Ms Ng Lay San
Manager
Group Corporate Relations
SembCorp Industries Ltd
Tel: (65) 6357 9150
Fax: (65) 6352 2163
Email: laysan@sembcorp.com.sg

APPENDIX 1

Financial Effects of Privatisation on SCI

1. Analysis

For illustrative purposes only, set out below is an analysis of the *pro forma* financial effects of the Privatisation on:-

(1) the earnings per SCI share ("**EPS**");

(2) the net tangible assets per SCI share ("**NTA**"); and

(3) the net gearing.

2. Bases and Assumptions

Bases and Assumptions. The analysis has been prepared on the following bases and assumptions:-

(1) based on the audited financial statements of (a) SCI and its subsidiaries ("**SCI Group**") and (b) SCM and its subsidiaries ("**SCM Group**"), in each case for the financial year ended December 31, 2001;

(2) assuming the Privatisation had been completed as of January 1, 2001;

(3) assuming that (a) none of the outstanding SCM options or awards as at December 31, 2001 were exercised or delivered and taking into account the impact of the excess of the Scheme Price over the exercise price of these options or awards, as referred to in the section entitled "**SCM Options**" on page 7 of this Announcement and (b) none of the outstanding SCI options or awards were exercised or delivered;

(4) assuming that the goodwill on the acquisition of the Scheme Shares is to be amortised over 20 years in accordance with the Revised Statement of Accounting Standard 22 of Singapore, *Business Combinations* and assuming the fair value of the assets acquired approximate the net book value as at December 31, 2001;

(5) assuming that the Privatisation was financed through increased borrowings; and

(6) assuming that (a) the number of SCI shares in issue has been increased by 213,900,000 SCI shares issued under the share placement on February 28, 2002 (the "**Share Placement**"), (b) the NTA, Net Borrowings and Shareholders' Funds have been adjusted by the net proceeds of approximately S$338.9 million from the Share Placement and (c) none of the outstanding SCI warrants issued in connection with the Share Placement were exercised.

***Pro Forma* Analysis**. The objective of the *pro forma* analysis below is to present what the historical consolidated financial position of the SCI Group might have been had the Privatisation been completed as of January 1, 2001. The *pro forma* analysis below has been prepared for illustrative purposes only and does not purport to be indicative of the results and financial position of the SCI Group that would have been attained had the Privatisation been completed as of January 1, 2001.

Notice. The analysis below has been prepared solely on the basis of publicly available information relating to the SCI Group and the SCM Group. Had account been taken of, and adjustments made to reflect, other information relating to the SCI Group and the SCM Group not otherwise publicly available, there can be no assurance that there would be no material differences to the financial effects analysis presented below. On the bases and assumptions set out above, the tables below illustrate the effects of the Privatisation on the SCI Group.

3. **EPS**

	Adjusted FY2001[1][2]	Proforma after Privatisation[1][2] post-goodwill amortisation[3] excluding synergies	Proforma after Privatisation[1][2] pre-goodwill amortisation[3] excluding synergies	Proforma after Privatisation[1][2] pre-goodwill amortisation[3] including synergies[4]
EPS (Cents)	9.87	9.90	10.61	11.03

4. **NTA**

	Adjusted FY2001[2][5]	Proforma after Privatisation[2][5]
NTA per SCI Share (Cents)	70.80	56.91

5. **Net Gearing**

	Adjusted FY2001[2][6]	Proforma after Privatisation[2][6]
Net Borrowings (S$ million)	1,860.8	2,447.3
Shareholders' Funds[7] (S$ million)	2,042.0	1,702.5
Net Gearing Ratio (times)	0.9	1.4

Notes:

(1) Based on the earnings for FY2001 divided by the weighted annualised average number of shares in issue, taking into account the Share Placement.

(2) The calculations have been made without taking into account the exercise of exercisable options granted under share option schemes and/or plans implemented by SCI, which will not, in any event, have a material impact on such calculations.

(3) Goodwill amortisation refers to goodwill amortisation arising from the Privatisation.

(4) Assuming synergies of S$10 million before tax arising from the Privatisation.

(5) Based on the NTA as at December 31, 2001, adjusted for the net proceeds from the Share Placement, divided by the number of shares in issue as at December 31, 2001 and the SCI shares issued under the Share Placement.

(6) In computing the Net Gearing Ratio, the Net Borrowings and the Shareholders' Funds as at December 31, 2001 have been decreased and increased, respectively, by the net proceeds from the Share Placement.

(7) "**Shareholders' Funds**" means the amount represented by the aggregate of the issued and paid-up ordinary share capital, share premium, reserves and minority interests.

APPENDIX 2

General Information

Information on SCI

Formed from a merger in October 1998 between Singapore Technologies Industrial Corporation Ltd and Sembawang Corporation Limited, SCI is today Asia's foremost engineering services group.

SCI has five key businesses:

- Utilities
- Engineering & Construction
- Environmental Engineering
- Logistics
- Marine Engineering

Focusing on these businesses to create value for its shareholders, SCI is now:

- A pioneer in the development of multi-utility centers as well as the first commercial importer and retailer of natural gas in Singapore
- The largest engineering and construction company in Southeast Asia
- The largest and leading environmental services company in Singapore
- A leading supply chain management company in Asia Pacific, with a global strategic alliance with Kuehne & Nagel International, a Switzerland-based logistics group to provide global logistics solutions

- One of the world's largest ship repair and conversion operations with shipyards in Singapore, Indonesia, China and Brazil

SCI has total assets worth more than S$6.2 billion and is placed among the top 25 companies in Singapore by market capitalisation. The Group employs about 11,000 permanent employees.

Listed on the main board of the Singapore Exchange, SCI is a component stock of the Straits Times Index, MSCI, FTSE Singapore and FTSE/Hang Seng Asian Sector Indices.

Information on SCM

The marine engineering arm of SCI, SCM was incorporated as a private limited company in Singapore on April 25, 1963 and was listed on the Main Board of the SGX-ST on September 18, 1987. Formerly known as "Jurong Shipyard Limited", it acquired Sembawang Shipyard, Karimun Shipyard and Bohai Shipyard in 1997 and its name was changed to "SembCorp Marine Ltd" on January 14, 2000 . SCM is a leading global marine-engineering group specialising in ship repair, shipbuilding, ship conversion and offshore oil & gas engineering.

Its businesses are conducted globally through eight shipyards which operate as distinct brand names to meet the unique needs of their respective market niches - five in Singapore and one each in Indonesia, China and Brazil:

- Jurong Shipyard
- Sembawang Shipyard
- SML Shipyard
- Atlantis Shipyard
- PPL Shipyard

- Karimun Sembawang Shipyard
- Bohai Sembawang Shipyard
- Mauà Jurong SA

SCM has the largest ship repair and ancillary marine facility east of the Suez with a combined docking capacity of 1.9 million dead weight tonnes. SCM is recognised as one of the world leaders in Very Large Crude Carriers (VLCC) ship repairs and in the offshore conversion of Floating Production Storage Offloading (FPSO) and Floating Storage Offloading (FSO) units. In the area of offshore oil & gas engineering, SCM has strong capabilities in the construction of rigs and offshore platforms for the oil and petrochemical industries.

In 2001, through its wholly owned subsidiary Jurong Shipyard, SCM entered into a joint venture with Brazil's Mauà Group. The new joint-venture shipyard, Mauà Jurong SA, has the exclusive use of a shipyard and its ancillary facilities for a period of 28 years. This positions SCM closer to the offshore and conversion markets in the Gulf of Mexico and West Africa.

As the marine engineering arm of SCI, SCM continues to develop its global hub strategy involving the creation of a network of strategically located shipyards in Singapore, China, Brazil and the Middle East.

SCM has total assets worth more than S$1.4 billion and employs about 3000 permanent employees.

Its orderbook presently stands at S$1.8 billion.

Information on SMOE

SMOE is a wholly-owned subsidiary of SembCorp Utilities, the wholly-owned utilities arm of SCI. As an industry leader in offshore oil & gas engineering and construction, SMOE designs, procures, fabricates, installs and commissions offshore platforms, modules, and floating production systems for clients worldwide. SMOE delivers a complete range of offshore products including:

- Integrated Production Platforms
- Compression, Water Injection and Power Modules
- Wellhead and Riser Platforms
- Living Quarters and Pre-Assembled Modules
- Sub-structures
- A complete range of FPSO topside facilities.

SMOE has delivered more than 100 projects in its 29-year history, and its clients include the world's major oil and energy companies such as Shell, Phillips Petroleum, Maersk and Unocal. SMOE was recently awarded a $150 million turnkey contract for the construction of their first North Sea project, a 6000 metric tonne production platform for Maersk Oil and Gas, Denmark. SMOE is also currently constructing process and wellhead platforms for Iran, a Floating Production Storage and Off-loading vessel for Nigeria as well as compression and power modules for Vietnam and two wellhead platforms for China. SMOE employs about 300 permanent employees.

Its orderbook presently stands at S$450 million.